[30,972]                           Form 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                      Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of

                   the Securities and Exchange Act of 1934

For the period of   September 2000
                 ---------------------------------------------------------

                   Immune Network Ltd.
    -----------------------------------------------------------------
         (Translation of registrant's name into English)

                3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, Canada
----------------------------------------------------------------------
                   (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X            Form 40-F
                               ------                   ------

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                     Yes  X                    No
                         ------                   ------

   [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-
                   ------------------


                                 SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Immune Network Ltd.
                                             ----------------------------------
                                                     (Registrant)

     Date   October 20, 2000              By   /s/Ronald G. Paton
          ----------------------             ----------------------------------
                                                    (Signature)*
                                            Ronald G. Paton, Corporate Secretary

*Print the name and title of the signing officer under his signature.

British Columbia                                           QUARTERLY REPORT
Securities Commission                                           Form 61

--------------------------------------------------------------------------------


INSTRUCTIONS
This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows.

SCHEDULE A: FINANCIAL INFORMATION
Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-year, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTAL INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.

1. For the current fiscal year-to-date:
Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.

2. For the quarter under review:
(a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
(b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

3. As at the end of the quarter:
(a) Particulars of authorized capital and summary of shares issued and outstanding.
(b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
(c) Total number of shares in escrow or subject to a pooling agreement.
(d)  List  of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:

     Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in the actual use of proceeds from the previous disclosure by the issuer regarding its intended use of proceeds; and
(b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

Freedom of information and Protection of Privacy Act
The personal information requested on this form is collected under the authority of and used for the purposes of administering the Securities
Act. Questions about the collection or use of this information can be directed to the Supervisor, Statutory filings (604-660-4890), 1100-865 Hornby Street, Vancouver, British Columbia V6Z 2H4. Toll Free in British Columbia 1-800-373-6393


================================================================================
Issuer Details                                                    Date of Report
Name of Issuer                  For Quarter Ended            Y        M        D
IMMUNE NETWORK RESEARCH LTD.        JUNE 30, 2000           00       08       29
--------------------------------------------------------------------------------
Issuer's Address
3650 WESBROOK MALL
--------------------------------------------------------------------------------
City          Province     Postal Code     Issuer Fax No.    Issuer Telephone No
VANCOUVER         B.C.         V6S 2L2     (604) 222-5542    (604) 222-5541
--------------------------------------------------------------------------------
Contact Person     Contact's Position                      Contact Telephone No.
ALLEN BAIN         PRESIDENT & CEO                         (604) 222-5541
================================================================================
CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

================================================================================
Director's Signature     Print Full Name                     Date Signed
                                                             Y        M        D
/s/Allen I. Bain          ALLEN I. BAIN                      00       08      29
--------------------------------------------------------------------------------
Director's Signature     Print Full Name                     Date Signed
                                                             Y        M        D
/s/Robert J. Gayton       ROBERT J. GAYTON                   00       08      29
================================================================================

IMMUNE NETWORK RESEARCH LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2000
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
Amalgamated under the Company Act of British Columbia
CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by management)
(expressed in Canadian Dollars)
                                                                As at June 30
                                                        ------------------------
                                                              2000          1999
ASSETS                                                          $            $
--------------------------------------------------------------------------------
Current
-------
Cash and cash equivalents                               $ 4,960,802   $  748,974
Short-term investment                                             -      100,000
Restricted investment                                        75,000            -
Amounts receivable                                          272,326        3,010
Government grants receivable                                 13,340        2,400
Deposits and prepaid expenses                               129,131        6,843
--------------------------------------------------------------------------------
                                                          5,450,599      861,227
--------------------------------------------------------------------------------
Loan receivable                                              74,241            -
Deferred Charges                                             23,220            -
Capital assets                                              155,702        1,296
Intellectual properties                                     486,638      153,292
Investments                                                  54,891            -
--------------------------------------------------------------------------------
                                                       $  6,245,291 $  1,015,815
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                 $  456,202       50,730
Current portion of obligations under capital lease            6,561            -
--------------------------------------------------------------------------------
                                                            462,763       50,730
Loan payable to shareholder                                       -       50,000
Share subscriptions received                                      -      794,102
Obligations under capital lease                              29,302            -
Long-term debt                                            1,527,802            -
--------------------------------------------------------------------------------
                                                          2,019,867      894,832
--------------------------------------------------------------------------------
Shareholders' equity
Share capital                                             4,741,350    2,882,965
Shares to be issued                                               -            -
Special warrants                                          7,962,890            -
Deficit                                                  (8,478,816) (2,761,982)
--------------------------------------------------------------------------------
                                                          4,225,424      120,983
--------------------------------------------------------------------------------
                                                       $  6,245,291 $  1,015,815
--------------------------------------------------------------------------------

On behalf of the Board:


        /s/Allen I. Bain                      /s/Robert J. Gayton
        Allen I. Bain, Director               Robert J. Gayton, Director

IMMUNE NETWORK RESEARCH LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2000
--------------------------------------------------------------------------------


IMMUNE NETWORK RESEARCH LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - prepared by management)
(expressed in Canadian Dollars)


                                                              Six months ended
                                                                  June 30

                                                          2000              1999
                                                            $                $
                                                      -----------    -----------

REVENUE
Interest income                                      $   107,246       $   1,425

EXPENSES
Research and development                               4,497,100          11,209
General and administrative                               523,790          78,226
Amortization                                              79,812           4,596
--------------------------------------------------------------------------------
                                                       5,100,702          94,031
--------------------------------------------------------------------------------

Loss for the period                                    4,993,456          92,606
Deficit, beginning of period                           3,485,360       2,669,376
--------------------------------------------------------------------------------

Deficit, end of period                             $   8,478,816   $   2,761,982
--------------------------------------------------------------------------------
Loss per common share                                      0.166           0.004
--------------------------------------------------------------------------------
Weighted average number of
outstanding shares                                    30,041,831      20,902,383
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
INTERIM FINANCIAL STATEMENTS
JUNE 30, 2000
--------------------------------------------------------------------------------


IMMUNE NETWORK RESEARCH LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in Canadian Dollars)
                                                       Six months ended
                                                            June 30
                                                    -----------    -------------
                                                       2000                 1999
                                                         $                   $
                                                    -----------    -------------

OPERATING ACTIVITIES
Loss for the period                            $   (4,993,456)      $   (92,606)
Items not involving cash
Amortization                                           79,812              4,596
Amortization of deferred charges                        2,580                  -
--------------------------------------------------------------------------------
                                                   (4,911,064)          (88,010)
                                                   -----------          --------
Amounts receivable                                   (255,474)           (1,396)
Government grants receivable                           (7,604)           (2,400)
Deposits and prepaid expenses                        (100,232)           (6,843)
Accounts payable and accrued liabilities              144,639           (45,756)
Deferred charges                                      (25,800)                 -
--------------------------------------------------------------------------------
Cash used in operating activities                  (5,155,535)         (144,405)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common shares               874,985            170,175
Issuance of special warrants                        7,962,890                  -
Share subscription received                                 -            749,102
Long-term debt                                      1,527,802                  -
Repayment (advance) of loan from (to) officer          32,213                  -
Payment on obligations under capital lease             (1,389)                 -
--------------------------------------------------------------------------------
Cash provided by financing activities              10,396,501            919,277
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual properties                 (209,064)            (1,526)
Purchase of capital assets                           (63,922)            (1,364)
Purchase of investment                               (24,995)                  -
Purchase of restricted investment                    (75,000)                  -
Sale (Purchase) of short-term investment              50,000           (100,000)
Purchase of convertible loan                         (74,241)                  -
--------------------------------------------------------------------------------
Cash used in investing activities                   (397,222)          (102,890)
--------------------------------------------------------------------------------

Increase (decrease) in cash and
cash equivalents                                   4,843,744             671,982
Cash and cash equivalents, beginning
of period                                            117,058              76,992
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period       $   4,960,802         $   748,974
--------------------------------------------------------------------------------

British Columbia                                           QUARTERLY REPORT
Securities Commission                                           Form 61

--------------------------------------------------------------------------------


INSTRUCTIONS
This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows.

SCHEDULE A: FINANCIAL INFORMATION
Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-year, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B: SUPPLEMENTAL INFORMATION

The supplementary information set out below is to be provided when not included in Schedule A.
1. For the current fiscal year-to-date:
Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.

2. For the quarter under review:
(a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid.
(b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

3. As at the end of the quarter:
(a) Particulars of authorized capital and summary of shares issued and outstanding.
(b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date.
(c) Total number of shares in escrow or subject to a pooling agreement.
(d)  List  of directors.

SCHEDULE C: MANAGEMENT DISCUSSION

Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive:

     Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders.

Specifically, the management discussion must include:

(a) disclosure of and reasons for any material differences in the actual use of proceeds from the previous disclosure by the issuer regarding its intended use of proceeds; and
(b) a brief summary of the investor relations activities undertaken by or on behalf of the issuer during the quarter and disclosure of the material terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.

Freedom of information and Protection of Privacy Act
The personal information requested on this form is collected under the authority of and used for the purposes of administering the Securities
Act. Questions about the collection or use of this information can be directed to the Supervisor, Statutory filings (604-660-4890), 1100-865 Hornby Street, Vancouver, British Columbia V6Z 2H4. Toll Free in British Columbia 1-800-373-6393


================================================================================
Issuer Details                                                    Date of Report
Name of Issuer                  For Quarter Ended            Y        M        D
IMMUNE NETWORK RESEARCH LTD.        JUNE 30, 2000           00       08       29
--------------------------------------------------------------------------------
Issuer's Address
3650 WESBROOK MALL
--------------------------------------------------------------------------------
City          Province     Postal Code     Issuer Fax No.    Issuer Telephone No
VANCOUVER         B.C.         V6S 2L2     (604) 222-5542    (604) 222-5541
--------------------------------------------------------------------------------
Contact Person     Contact's Position                      Contact Telephone No.
ALLEN BAIN         PRESIDENT & CEO                         (604) 222-5541
================================================================================
CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

================================================================================
Director's Signature     Print Full Name                     Date Signed
                                                             Y        M        D
/s/Allen I. Bain          ALLEN I. BAIN                      00       08      29
--------------------------------------------------------------------------------
Director's Signature     Print Full Name                     Date Signed
                                                             Y        M        D
/s/Robert J. Gayton       ROBERT J. GAYTON                   00       08      29
================================================================================

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
JUNE 30, 2000
--------------------------------------------------------------------------------


Section 1 - For the Fiscal Year-to-Date (January 1, 2000 to June 30, 2000)


a)   Deferred costs - Patents, License and Technology

                                                 Accumulated         Net Book
                                    Cost         Amortization          Value
                                      $                $                  $
     ---------------------------------------------------------------------------

     Technology                     206,257         47,122            159,135
     License                        189,383         11,533            177,850
     Patents                        206,133         73,709            132,424
     Trademark                       18,136            907             17,229
     ---------------------------------------------------------------------------
                                    619,909        133,271            486,638
     ---------------------------------------------------------------------------


b)   Research and development expenditures

                                     Six months ended
                                          June 30
                                   --------------------
                                           2000
                                             $
     --------------------------------------------------------
     Consulting                              71,996
     Laboratory, office and sundry          286,608
     Salaries and benefits                  151,636
     Clinical trials                      3,963,021
     Contract research and collaboration     28,553
     Travel                                  11,545
     --------------------------------------------------------
                                          4,513,359

     Less grants                            (16,259)

     --------------------------------------------------------
                                          4,497,100
     --------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
JUNE 30, 2000
--------------------------------------------------------------------------------


c)   General and administrative expenditures

                                              Six months ended
                                                  June 30
                                            ----------------------
                                                    2000
                                                      $
-----------------------------------------------------------------------
Administrative expenses
Advertising                                           -
Consulting                                         39,477
Interest and bank charges                           5,310
Legal, audit and accounting                       153,903
Office supplies                                    62,072
Postage                                             4,723
Promotion and entertainment                        55,971
Rent                                                7,960
Salaries and benefits                              96,262
Securities, brokerage and transfer agent fees      31,251
Subscriptions                                       4,134
Telephone                                          16,578
Travel                                             46,149
-----------------------------------------------------------------------
Total                                             523,790
-----------------------------------------------------------------------



d). Aggregate amount of expenditures made to parties not at arm's length from the issuer

I. During the six months ended June 30, 2000, the Company incurred $nil [six months ended June 30, 1999 - $7,417] for consulting services rendered by companies controlled by directors of the Company.

II. Legal fees of $61,597 were incurred during the six months ended June 30, 2000 [1999 $2,205] to a legal firm where one of the principals is an officer of the company.

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
JUNE 30, 2000
--------------------------------------------------------------------------------


Section 2 - For the quarter Under Review (April 1, 2000 to June 30, 2000)

a)   Summary of securities issued during the quarter

i).

---------------------------------------------------------------------------------------------------------
Date of     Type of       Type of          Number      Price        Total     Type of        Commission
Issue       Security       Issue                                  Proceeds   Consideration    Paid
---------------------------------------------------------------------------------------------------------
13-Apr    Common Shares   Options           50,000      0.15         7,500        Cash            NIL
20-Apr    Common Shares   Options          100,000      0.15        15,000        Cash            NIL
17-May    Common Shares   Options           10,000      0.23         2,300        Cash            NIL
18-May    Common Shares   Options           20,000      0.15         3,000        Cash            NIL
18-May    Common Shares   Options           50,000      0.40        20,000        Cash            NIL
23-May    Common Shares   Options            8,500      0.40         3,400        Cash            NIL
2-Jun     Common Shares   Options           50,000      0.15         7,500        Cash            NIL
6-Jun     Common Shares   Warrants          33,327      0.15         5,000        Cash            NIL
14-Jun    Common Shares   Loan converted   200,000      0.25        50,000        Cash            NIL
16-Jun    Common Shares   Options            5,000      0.40         2,000        Cash            NIL
19-Jun    Common Shares   Warrants       1,867,000      0.15       280,050        Cash            NIL
21-Jun    Common Shares   Warrants         647,000      0.15        97,050        Cash            NIL
---------------------------------------------------------------------------------------------------------
Total                                    3,040,827              $  492,800
---------------------------------------------------------------------------------------------------------

b).   Summary of options granted during the quarter

--------------------------------------------------------------------------------
Name of Optionee       No. of Options     Date of Grant    Exercise    Expiry
                                                           Price       Date
--------------------------------------------------------------------------------
Rupinder Bagri             15,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Allen I. Bain             380,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Brian Conway               20,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Doug Gavinchuk             30,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Robert Gayton              50,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Nigel Horsely              30,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Mario Kasapi               50,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Heinz Kohler               20,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Danny Lowe                150,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Robert Mastico             50,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Barry Osborne              20,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
James Pasieka              50,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Ronald G. Paton           100,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Greg Polyakov              20,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Donald Rix                 50,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Steve Sacks                20,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Matt Sadler                15,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Pasquale Sasso             30,000         April 20.00      1.20      April 19,05
--------------------------------------------------------------------------------
Talieh Shahrokhi           10,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Michael Walker             25,000         April 20.00      1.20      April 19,05
--------------------------------------------------------------------------------
Stephanie Yip               5,000         April 20.00      1.20      April 19.05
--------------------------------------------------------------------------------
Total                   1,140,000
--------------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
JUNE 30, 2000
--------------------------------------------------------------------------------


Section 3 - As at the End of the Quarter (June 30, 2000)

a)   Authorized capital and summary of shares issued and outstanding

                                                           Number       Amount
                                                          of Shares       $
--------------------------------------------------------------------------------

Balance at December 31, 1996 and 1997                    19,970,452   2,602,790
Issued for cash pursuant to private placement               400,000      80,000
Issued for cash upon exercise of options                    200,000      30,000
--------------------------------------------------------------------------------
Balance at December 31, 1998                             20,570,452   2,712,790
Issued for cash pursuant to private placement               360,000      54,000
Issued for cash upon exercise of options                    625,000      93,750
Issued for cash upon exercise of warrants                    97,500      22,425
Issued for cash pursuant to private placement,
 net of issuance costs of $9,576                          6,286,513     933,400
--------------------------------------------------------------------------------
Balance at December 31, 1999                             27,939,465   3,816,365
Issued for cash upon exercise of options                  2,428,000     492,885
Issued for cash upon exercise of warrants                 2,547,327     382,100
Issued via conversion of shareholder's loan                 200,000      50,000
--------------------------------------------------------------------------------
Balance at June 30, 2000                                 33,114,792   4,741,350
--------------------------------------------------------------------------------


b)   Summary of options, warrants and convertible securities outstanding

   i).   Share Purchase Warrants Outstanding

     Common share purchase warrants outstanding are as follows:

Number of                 Exercise
Common Shares             Price
Issuable                     $            Expiry Date
--------------------------------------------------------------------------------

3,739,186                 0.18            July 13, 2001
2,120,000                 0.15 and 0.17   January 23, 2001 and January 23, 2002
7,727,272                 1.40            September 8, 2001
772,727 (1)               1.40            September 8, 2001
--------------------------------------------------------------------------------
14,359,185
--------------------------------------------------------------------------------
1 Assuming the agent exercises the Agent's Compensation Options.

   ii)   Special Warrants Outstanding

--------------------------------------------------------------------------------
Date of            Type of           Type of         Number          Price
Issue              Security          Issue
--------------------------------------------------------------------------------

24-Jan            Special a          Private        2,120,000         0.15
                  Warrants           Placement

9-Mar             Special b          Private       15,454,544         0.55
                  Warrants           Placement

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
JUNE 30, 2000
--------------------------------------------------------------------------------



(a) Each warrant will be converted on the earlier of May 24, 2000, if the Company has filed a current annual information form with the securities commission, or January 24, 2001, into one unit which is comprised of one common share and one purchase warrant. Each purchase warrant entitles the holder to acquire one common share at $0.15 up to January 23, 2001 and at $0.17 up to January 23, 2002.

(b) Each special warrant entitles the holder to receive, at no additional cost, one unit which is comprised of one common share and half of one purchase warrant. Each whole purchase warrant entitles the holder to acquire one common share at $1.40 per share until September 8, 2001. The agent also received Agent's Warrants entitling the agent to acquire, for no consideration, 1,545,454 Agent's Compensation Options. Each Compensation Option entitles the agent to acquire one unit until September 8, 2001 at a price of $0.55 each. In the event the Company does not receive a receipt for its final prospectus from the applicable securities regulatory bodies by July 7, 2000, the holders of the special warrants are entitled to receive 1.1 units for each special warrant.

   iii)   Stock Option Outstanding

   Number of
   stock options             Exercise
   outstanding               Price
   and exercisable              $                  Expiry Date
-------------------------------------------------------------------------
   50,000                     0.15                 May 19, 2003
   70,000                     0.15                 May 21, 2004
   80,500                     0.23                 June 9, 2004
  230,000                     0.23                 July 25, 2004
  831,500                     0.40                 January 24, 2005
1,140,000                     1.20                 April 19, 2005
-------------------------------------------------------------------------
2,402,000
-------------------------------------------------------------------------

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
JUNE 30, 2000
--------------------------------------------------------------------------------


Section 3 - As at the End of the Quarter (June 30, 2000)


c)   Number of shares in escrow or subject to a pooling agreement

     The Company has 5,566,667 common shares held in escrow.


d)   List of Directors:

     Dr. Robert J. Gayton
     Dr. Allen I. Bain
     Mr. Oh, Kim Sun, CA
     Dr. Don B. Rix

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE C: SUPPLEMENTAL INFORMATION
JUNE 30, 2000
--------------------------------------------------------------------------------




QUARTERLY REPORT TO SHAREHOLDERS -

FOR THE SIX MONTHS ENDED JUNE 30, 2000

FORM 61 - SCHEDULE C: MANAGEMENT DISCUSSION

The following information should be read in conjunction with the unaudited consolidated financial statements included therein, which are prepared in accordance with generally accepted accounting principles in Canada.

FINANCINGS

On August 10, 2000, the Company filed a final prospectus relating to the distribution of 16,999,998 common shares and 8,499,999 common share purchase warrants issuable upon the exercise of the 15,454,544 Special Warrants issued previously, and up to 772,727 of the 1,545,544 agent's compensation options of the Company issuable upon exercise of previously issued agent's special warrants. Receipts of the final prospectus were issued by British Columbia, Alberta, Ontario and Quebec securities commission on August 11, 2000.

On July 28, 2000 the Company announced that it has negotiated a private placement of 727,273 units at $0.55 per unit, for gross proceeds of $400,000. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant will entitle its holder to purchase one additional common share of the company at price of $1.40 for two years.

CORPORATE DEVELOPMENT

1. Originally announced on May 5, 2000, and on August 18, 2000 the Company has completed its acquisition of an approximate two-thirds controlling interest in BC Research Inc. ("BCR",www.bcresearch.com), a leading technology innovation incubator. As payment for the BCR shares, the Company has issued 7,532,021 common shares and 7,532,021 Class A convertible preferred shares. These securities are subject to resale restrictions including a hold period over the common shares expiring at midnight on December 18, 2000.

BCR is a leading innovation integrator with approximately $7 million in annual revenues. There are 370 people at the BC Research and Innovation Complex working in 22 high-tech companies, including over 100 workers employed by BC Research itself. The 185,000 square foot BC Research and Innovation Complex is located on 10 acres at the University of British Columbia, in Vancouver.

BCR consists of three major components: infrastructure, services, and a technology incubator. BCR infrastructure provides lab and office space for several public and private companies, including Nortran Pharmaceuticals Inc.,

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2000
--------------------------------------------------------------------------------


and Micrologix Biotech Inc. BCR's current services include specialized laboratory testing, field studies, consulting, and applied research and development. BCR's technology incubator has resulted in successful spin-offs, including Azure Dynamics Inc. and Cellfor Inc. (formerly Silvagen Inc.).

2. On May 23, 2000, following receipt of positive initial laboratory test results, the Company announced it was exercising its option on exclusive licenses for MTCH-24 and Viraplex from Meditech Pharmaceuticals Inc. The Company paid a licensing fee of $100,000 U.S. Immune Network's license will be worldwide excluding the United States.

3. The Company has implemented a stock option plan (the "Plan"), in accordance with the policies of the Canadian Venture Exchange, to attract, retain and motivate directors, officers, employees and consultants and reward them for their contributions to the long term goals of the Issuer and to enable and encourage such persons to acquire Common Shares as long term investments. The Plan was accepted by the Exchange on June 16, 2000, and approved by the shareholders of the Issuer at its annual general meeting held on June 21, 2000. The Plan will permit the issuance of stock options entitling the holders to purchase up to a total of 6,622,958 Common Shares, inclusive of the 2,402,000 Common Shares that may be purchased upon the exercise of the outstanding stock options as at June 30, 2000.

4. On August 16, 2000 the Company received the approval of all resolutions presented at its re-convened annual general meeting. The resolutions passed include offical change of the Company name from "Immune Network Research Ltd." to "Immune Network Ltd." Also, by special resolution, the authorized share capital of the Company was increased from one hundred million shares to a total of two hundred million common shares without par value and 20 million Class A convertible preferred shares with par value of $1.00 each. Class A convertible preferred shares were created for the purpose of the acquisition of BC Research Inc.


RESEARCH PROGRESS

AIDS Project (1F7)

In the quarter ended June 30, 2000 Immune Network continued research and development activities in preparation for clinical testing of the 1F7 antibody in humans.

Alzheimer Disease Project (AD2)

In the second quarter of 2000 Immune Network and CroMedica Global carried out preparations for the international phase II clinical trial of the company's Alzheimer disease drug candidate.

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2000
--------------------------------------------------------------------------------


Asthma Project (BP1)

Immune Network and Bridge Pharma announced that they were expanding the scope of their joint venture, which was initially established in August 1999 to develop potential new treatments for asthma.

Bridge Pharma is contributing additional intellectual property and several new compounds. The joint venture will also begin a program to study some of its compounds for the treatment of atopic dermatitis (eczema). If the joint venture proceeds into human clinical trials with two drug candidates,Immune Network will contribute an additional US $1.5 million to the collaboration.

Atopic dermatitis, which may affect as many as 15 million Americans, is a noncontagious hereditary allergic disease that causes chronic, and often painful, inflammation of the skin.

In the quarter ended June 30, 2000 Immune Network and Bridge Pharma continued laboratory studies on the asthma compounds towards the selection of a clinical candidate.


APPOINTMENTS TO SCIENTIFIC ADVISORY NETWORK (SAN)

There were no additions to the SAN in the 2nd quarter.

FINANCIAL HIGHLIGHTS

Results of Operations

For the six months ended June 30, 2000, Immune Network incurred a net loss of $ 4,993,456 or $0.166 per share. This compared to net loss for the six months ended June 30, 1999 of $92,606 or $0.004 per share.

Research and development expenses, for the six months ended June 30, 2000 were $4,497,100 as compared to $11,209 during the six months ended June 30, 1999. Research and development expenses incurred in the first six months of 2000 were primarily due to the costs associated with the research program of AIDS project 1F7 antibody and the Asthma BP1 project, and the phase II clinical trial cost of the Alzheimer project. General and administrative expenses for the six months ended June 30, 2000 were $523,790 as compared to $78,226 during the six months ended June 30, 1999. Increase in general and administrative expenses was primarily due to an increase in administrative staff and office space, costs

IMMUNE NETWORK RESEARCH LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
JUNE 30, 2000
--------------------------------------------------------------------------------



associated with financing, and response to the Securities and Exchange Commission's comment letter on Immune Network's Registration Statement on Form 20-F.


LIQUIDITY AND CAPITAL RESOURCES

Working Capital at June 30, 2000 was $4,987,836 (1999: $810,497). At June 30,
2000, the Company had $4,960,802 in cash and cash equivalents and short-term investments (1999: $748,974).


INVESTOR RELATIONS

All investor relations activities were carried out by company personnel.

UNCERTAINTY DUE TO YEAR 2000

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties have been fully resolved.

SUBSEQUENT ACTIVITIES

a] On August 9th, the Company added Dr. Bruce Dezube, Dr. Luc Montagne, and Dr. John Salmon to the SAN.

                               Canadian Venture Exchange


August 30, 2000


Maitland & Company
Barristers & Solicitors
700 - 625 Howe Street
Vancouver, BC
V6C 2T6

Attention: Ronald G. Paton

Dear Sirs\Mesdames*

Re.     IMMUNE NETWORK LID. ("IMM")
        Private Placement-Non-Brokered - Submission #56467

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced July 28, 2000:

Number of Shares:               727,273 shares

Purchase Price:                 $0.55 per share

Warrants:                       727,273 non-transferable share purchase
                                warrants to purchase 363,636 shares

Warrant Exercise Price-         $1.40 for a two years

Placees:                        Chatham Creative Inc                 181,818
                                (Pasquale Sasso)
                                 Lian Keng Enterprises Pte. Ltd.     145,454
                                (Dr. C.J. KHo, C.K. Kho, Ken Kho, &
                                 Patrick C.T. Kho)
                                 NORAM Engineering and
                                 Constructors Ltd.                   400,000
                                 (George Cook, Alfred Guenket,
                                  John Rae, & Tom Maloney)

These securities have not yet been issued. The Company must issue a news release if the private placement does not close promptly.

                               Canadian Venture Exchange


Maitland & Company
August 30, 2000
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 /
EMAIL: cchambers@cdnx.ca.


Yours truly,




?s/Colleen Chambers

Colleen Chambers
Analyst
Corporate Finance

CC\nl

cc,     BC Securities Commission, Attention: Corporate Finance
        Immune Network Ltd.

                                  FORM 27

                              SECURITIES ACT

          MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.   Reporting Issuer
          ----------------

Immune Network Ltd. (the "Issuer")
3650 Wesbrook Mall
Vancouver, BC  V6S 2L2

Item 2.   Date of Material Change
          -----------------------

September 1, 2000

Item 3.   Press Release
          -------------

News Release dated September 1, 2000 was disseminated through Canada Stockwatch, George Cross Newsletter and Market News.

Item 4.   Summary of Material Change
          --------------------------

The Issuer reports that it has closed a private placement to raise $400,000 by the issuance of 727,272 units at a price of $0.55 per unit. The placement was fully subscribed.

Item 5.   Full Description of Material Change
          -----------------------------------

The Issuer reports that it has closed a private placement to raise $400,000 by the issuance of 727,272 units at a price of $0.55 per unit. The placement was fully subscribed.

Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will entitle the holder to acquire one additional common share at a price of $1.40 per common share until August 31, 2002.

The hold period applicable to the securities issued in this private placement expires at midnight on December 25, 2000.

Item 6.   Reliance on Section 85(2) of the Act
          ------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

Not applicable

Item 7.   Omitted Information
          -------------------

Not applicable

Item 8.   Senior Officers
          ---------------

Allen Bain, President and Chief Executive Officer
Telephone: (604) 222-5541

Item 9.   Statement of Senior Officer
          ---------------------------

The foregoing accurately discloses the material change referred to herein. DATED at Vancouver, British Columbia, this 8th day of September, 2000.

IMMUNE NETWORK LTD.

Per:   /s/Allen Bain
       --------------------------------------
       Allen Bain
       President and Chief Executive Officer

FOR IMMEDIATE RELEASE


IMMUNE NETWORK CLOSES STRATEGIC PRIVATE PLACEMENT AND SIGNS ALLIANCE AGREEMENT
-------------------------------------------------------------------------------

VANCOUVER, CANADA, September 1, 2000 -- Immune Network Ltd. (CDNX: IMM), biotech's merchant developer, announced today that it has closed a private placement to raise gross proceeds of $400,000. The securities issued in the private placement, reported in Immune Network's news release dated July 28, 2000, are subject to a hold period expiring at midnight on December 25, 2000. The net proceeds received by the company will be used to finance research and development activities and for working capital.

Immune Network also reports that it has signed a Strategic Alliance Agreement with Noram Engineering, one of the purchasers in the private placement. The Agreement states a mutual commitment to enhance the value of BC Research Inc. On August 21, 2000 Immune Network acquired approximately two thirds controlling interest in BC Research, with Noram Engineering maintaining approximately one third interest.

Dr. Allen Bain, President and CEO of Immune Network said, " This investment is an indication of Noram Engineering's commitment and support of BC Research and Immune Network. We believe we have a better way to build drugs and we are moving aggressively forward in establishing Immune Network as the first biotech merchant developer."

About Immune Network
--------------------

Immune Network identifies, acquires, rapidly facilitates the development of, and profitably divests undervalued drug development projects with significant market potential. Each project the company undertakes is based on sound science, has protectable intellectual property and offers clearly identified opportunities for swift development.

To learn more about Immune Network Ltd., biotech's merchant developer, please visit our new website: www.immunenetwork.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

Media Contact:  Ann Gibbs, Media Relations
Verlee Communications
Tel. (604) 970-5791
Email  anngibbs@direct.ca

Company Contact: Ron Kertesz, Commercial Director
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rkertesz@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

This is the form required under section 139 of the Securities Regulation and, if applicable, by an order issued under section 76 of the Securities Act.

                                      FORM 20

                                   Securities Act

                          Report of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act,
S.B.C. 1996, c.418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.


1. Name, address and telephone number of the issuer of the security distributed.

     Immune Network Ltd. (the "Issuer")
     3650 Wesbrook Mall
     Vancouver, BC  V6S 2L2
     Telephone:  (604) 222-5541

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

     The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed. 727,272 units at a price of $0.55 per unit, each unit consisting of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will entitle the holder to acquire one additional common share at a price of $1.40 per common share until August 31, 2002.

4.   Date of the distribution(s) of the security.

     September 1, 2000

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

     Section 74(2)(4) and BOR 98/11

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

     (a)

----------------------------------------------------------------------------------------------
Full Name and Residential     Number of     Price Per     Total        Section of Act/Rules
 Address of Purchaser         Securities     Share       Purchase      and if applicable, Date
                              Purchased    (Canadian $)   Price        of Discretionary
                                                         (Canadian $)  Order or Blanket
                                                                       Order Number
----------------------------------------------------------------------------------------------
Chatham Creative Inc.         181,818         0.55         100,000            Section
Suite 250, 1820 Fir Street                                                    74(2)(4)
Vancouver, BC  V6J 3B1                                                        of the Act
----------------------------------------------------------------------------------------------
Lian Keng Enterprises
Pte Ltd.                      145,454         0.55          80,000            BOR 98/11
#11 - 00 Lian Huat Building
163 Tras Street
Singapore 079024
----------------------------------------------------------------------------------------------
NORAM Engineering and
Constructors Ltd.             400,000         0.55         220,000            Section
Suite 400, 200 Granville                                                      74(2)(4)
Vancouver, BC V6G 1S4                                                         of the Act
----------------------------------------------------------------------------------------------

(b) The Issuer has prepared and certified a list of purchasers comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.


7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

    $320,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

--------------------------------------------------------------------------------
 Name and Address   Compensation Paid        Price Per
    of Agent        (number and type of      Share            Name of Purchaser
                    security and/or cash     (Canadian $)
                    amount (Canadian
--------------------------------------------------------------------------------
Not applicable
--------------------------------------------------------------------------------

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

    Not applicable

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

       Not applicable

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 8th day of September, 2000.

                                         IMMUNE NETWORK LTD.
                                         ---------------------------------------
                                         Name of Issuer (please print)

                                         /s/Allen Bain
                                         ---------------------------------------
                                         Signature of authorized signatory

                                         Allen Bain
                                         President and Chief Executive Officer
                                         ---------------------------------------
                                         Name and office of authorized signatory
                                         (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR THE SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                             FOR IMMEDIATE RELEASE


                 IMMUNE NETWORK APPOINTS CHIEF FINANCIAL OFFICER
                 -----------------------------------------------

VANCOUVER, CANADA, September 21, 2000 -- Immune Network Ltd. (CDNX: IMM), biotech's merchant developer, announced today the appointment of David Goold, C.A., as Chief Financial Officer (CFO).

Goold, 45, brings a wealth of experience to this position.   For the last two
years, his experience as the CFO and Vice President of BC Research Inc. (BCR) has consisted of the direct involvement in the development of two new corporate spin-offs from the BC Research Innovation Division. Goold brings to Immune Network experience in strategic management and finance operations. As CFO for Immune Network, he will greatly enhance Immune Network's existing capabilities in these areas.

Prior to joining BCR, Goold worked for nine years with Price Waterhouse as a Manager in Audit and Small Business Practices. Other previous positions included Vice President of Finance for the TSE-listed company AimGlobal Technologies Inc., (formerly known as AIM Safety Company Inc.) and Controller, Director of Finance and Consultant for various global divisions of Patagonia, an international sportswear firm. Goold has also held the position of CFO for Silvagen Inc., a successful spin-off company arising from BC Research.

Goold will maintain his position as CFO and Vice President of BCR where he has been responsible for overseeing the overall financial operations of BCR and its subsidiaries. He is also currently serving as Vice President of Finance for Azure Dynamics Inc., another subsidiary of BCR.

"David's joint role as CFO for BC Research and Immune Network provides an ideal association that will help our team achieve its vision for both corporations and will maximize the return on investment for our assets," said Dr. Allen Bain, CEO of both Immune Network and BC Research. "We see Immune Network and BC Research at the centre of the explosion of technology on the west coast of Canada. "

About Immune Network
--------------------

Immune Network identifies, acquires, rapidly facilitates the development of, and profitably divests undervalued drug development projects with significant market potential. Each project the company undertakes is based on sound science, has protectable intellectual property and offers clearly identified opportunities for swift development.

To learn more about Immune Network Ltd., biotech's merchant developer, please visit our new website: www.immunenetwork.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.


/s/Allen I. Bain
-------------------
Allen I. Bain
President & CEO, Immune Network Ltd.


Media Contact: Ann Gibbs, Media Relations
Verlee Communications
Tel. (604) 970-5791
Email  anngibbs@direct.ca

Company Contact: Ron Kertesz, Commercial Director
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rkertesz@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                              IMMUNE NETWORK LTD.

                              FOR IMMEDIATE RELEASE


                   BC RESEARCH ANNOUNCES EQUITY FINANCING FOR
                   ------------------------------------------
                               AZURE DYNAMICS INC.
                               -------------------


VANCOUVER, CANADA, September 26, 2000 - BC Research Inc. announced today that Azure Dynamics Inc., a world leader in hybrid electric vehicle (HEV) technologies (www.azuredynamics.com), has arranged a $1.5 million equity financing.

Azure was founded in 1997 by Immune Network's technology incubator, BC Research Inc. Azure is commercializing an adaptive hybrid electric drivetrain control technology it believes will replace conventional engine-transmission drivetrains in road vehicles. Today's announced financing enables Azure to complete a test conversion contract for a major national commercial fleet of short haul delivery vehicles.

"We are proud of the initial success of this BC Research spin off company. BC Research has many different technologies, both biotech and non-biotech, that will be commercialized in the months and years to come," said Dr. Allen Bain, CEO of Immune Network and BC Research. "Azure's progress is another example of the capability - in business and in technology - that will allow BC Research to be at the center of technology innovation in Western Canada."

HEVs are becoming the dominant alternative fuel technology with Honda and Toyota introducing new vehicle lines that are currently selling tens of thousands around the world. Ford has announced it will sell the Escape as a hybrid in 2003, while General Motors will sell a full hybrid electric pick-up in 2004. Azure's entry niche is in the delivery vehicle market and it has contracted with a major fleet to deliver a modified vehicle for demonstration early next year. Unlike pure electric vehicles, HEVs maintain acceptable performance while reducing fuel consumption and emissions.

Dr. Nigel Fitzpatrick, President of Azure Dynamics said, "Azure's patented adaptive control technology is applicable to all vehicle classes and all combinations of batteries, ultracapacitors, fuel cells, engines and turbines that will appear in present and future hybrid electric vehicles."

Immune Network Ltd. (CDNX: IMM) is the world's first biotech merchant developer. Its subsidiary, BC Research Inc., is a biotech and general technology services and incubator company. To learn more about Immune Network Ltd. and BC Research Inc., please visit our websites: www.immunenetwork.com and www.bcresearch.com.
                                 ---------------------     ------------------

 "Safe Harbor" Statement under the Private Securities Litigation Reform Act of
------------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

Media Contact:  Ann Gibbs, Media Relations
Verlee Communications
Tel. (604) 970-5791
Email  anngibbs@direct.ca

Company Contact: Ron Kertesz, Commercial Director
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rkertesz@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE